Mail Stop 3561

								            September 20,
2005

Mr. Melvin J. Melle
Chief Financial Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

		RE:	The Hallwood Group Incorporated
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-8303

Dear Mr. Melle:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended December 31, 2004

Item 1. Business, page 1

Competition, Risks and Other Factors, page 5

1. Please revise your filing to disclose the name of your significant customer in accordance with Item 101(c)(vii) of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition...,
page
17

Critical Accounting Policies, page 18

2. Please tell us how your recognition of bill and hold sales is appropriate. Address all criteria set forth in SAB 13A3 in detail.
Tell us the dollar amount of bill and hold sales recognized as of each period end. Revise your disclosure to quantify the impact of bill and hold sales on each period presented. Your existing disclosure addresses the frequency of bill and hold sales, but not the significance.

Results of Operations, page 19

Revenues, page 20

3. Your disclosures indicate that textile products sales increased 30% principally due to additional sales of specialty fabric to U.S.
military contractors. Please revise to expand your discussion of this increase to include the underlying business reasons for such change.

Contractual Obligations, page 28

4. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.




Item 9A.  Controls and Procedures, page 30

5. You disclose that your controls, "by their nature, can provide only reasonable assurance regarding management`s control objectives."
Therefore, revise your conclusion to state, if true, that internal controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

6. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-
15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to the material information relating to the
Company required to be included in its periodic filings with the Securities and Exchange Commission." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-
15(e).

7. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify any changes, not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page 39

8. We note, on page 2 of the Business section, that you have ongoing research and development programs in all of your divisions.
Please
separately disclose the amounts incurred for all periods presented here, or in the footnotes. See paragraph 13 of SFAS 2.

Note 1.  Description of Business and Summary of Significant
Accounting Policies, page 43

General

9. Please revise to disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the administrative and selling expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as administrative and selling expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, you should quantify in
MD&A the amount of these costs excluded from cost of sales.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Note 18.  Subsequent Events, page 22

10. Please tell us your basis in GAAP for recording the $5,000,000 bonus to Mr. Gumbiner in the results of operations for the quarter ended June 30, 2005. The disclosures indicate that it was awarded and paid in the third fiscal quarter. In the Form 8-K filed July 7,
2005 you disclose the completion of the HEIII merger agreement on July 1, 2005 and the bonus awarded to Mr. Gumbiner on July 6, 2005.
If the bonus relates to the successful negotiation of the merger agreement, please ensure your response addresses the timing of recognition of the bonus in the quarter ended June 30, 2005.




	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Melvin J. Melle
The Hallwood Group Incorporated
September 20, 2005
Page 1